EXHIBIT 99.1

Joint Filer Information

Name of Joint Filer:	Andrew S. Rosen

Address of Joint Filer:	200 Crescent Court, Suite 1600
Dallas, Texas75201

Relationship of Joint Filer to Issuer:	10% Owner

Issuer Name and Ticker or Trading Symbol:	LIN TV Corp. (TVL)

Date of Event Requiring Statement
(Month/Day/Year):	9/18/2012

Designated Filer:	John R. Muse

Signature:

/s/ Andrew S. Rosen
Andrew S. Rosen

September 28, 2012
Date